Exhibit 99.3

July 14, 2005

Camtek Files Lawsuit Against Orbotech

MIGDAL HAEMEK, Israel – Thursday, July 14,2005. Camtek Ltd. and its parent company, Priortech Ltd., filed today, in the Tel Aviv District Court, a lawsuit against Orbotech Ltd. and Orbot Systems Ltd. (collectively, “Orbotech”).  The lawsuit seeks to recover damages caused to Camtek and Priortech as a result of Orbotech’s request for Preliminary Injunction given ex parte, which attempted to prevent Camtek from marketing two of its leading products, and which was canceled on the same day as it was received by Camtek.  In addition, the claims cover Orbotech’s activities in submitting the Preliminary Injunction immediately prior to the date of the “pricing” of Camtek’s proposed secondary offering on NASDAQ, which subsequently caused the delay and eventual cancellation of the offering.

The claims, at this stage, are for the sum of $4,100,000, although Camtek and Priortech proposed to raise an aggregate of $39,950,000 in the secondary offering, and the damages claimed may be updated in the future.

Since this lawsuit is in its preliminary stage, Camtek cannot predict its outcome, but it plans to vigorously pursue its claims.

ABOUT CAMTEK LTD.
Camtek Ltd. designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor manufacturing and semiconductor packaging industries. Camtek has been a public company since 2000, with headquarters in Migdal HaEmek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. See also www.camtek.co.il.

        This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry and price reductions, as well as due to risks identified in the documents filed by the Company with the SEC.

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Gelbart-Kahana International
Tel: +972-4-604-8308	Noam Yellin	Ehud Helft / Kenny Green
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny@gk-biz.com
mosheamit@camtek.co.il		ehud@gk-biz.com